EXHIBIT 11.1
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                  CHESAPEAKE CORPORATION AND SUBSIDIARIES
            COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                for the three years ended December 31, 1995

               (Share amounts in thousands, dollar amounts
                 in millions, except for per share amounts)
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                                                1995     1994       1993
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Primary:
  Weighted average number of common shares
    outstanding                                    23,824    23,569    23,393
  Net additions to common shares assuming
    exercise of dilutive options,
    determined by treasury stock method               227       206        38
  Common shares and equivalents                    24,051    23,775    23,431

  Net income                                        $93.4     $37.6     $10.4

  Per share amount                                  $3.88    $1.58      $ .44

Fully diluted:
  Common shares and equivalents                    24,051    23,775    23,431
  Net additional common shares
   issuable upon exercise of
   dilutive options, determined
   by treasury stock method using
   year-end market price, if higher
   than average price                                   5        28        27
  Common shares, equivalents and other
    potentially dilutive securities                24,056    23,803    23,458

  Net income for fully diluted
    computation                                     $93.4     $37.6     $10.4

  Per share amount (a)                              $3.88     $1.58     $ .44


NOTE:  (a) Dilution is less than 3%.

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